UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TIDEWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	72-0487776
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

6002 Rogerdale Road, Suite 600, Houston, Texas	77072
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On April 13, 2020, the Board of Directors (the “Board”) of Tidewater Inc., a Delaware corporation (the “Company”), adopted a Tax Benefits Preservation Plan by and between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (the “Rights Plan”), declared a dividend of one preferred stock purchase right (each a “Right” and collectively, the “Rights”) for each share of the Company’s outstanding common stock, par value $0.001 (the “Common Stock”), at the close of business on April 24, 2020 (the “Record Date”) and authorized the issuance of one Right (subject to adjustment as provided in the Rights Plan) with respect to each share of Common Stock that becomes outstanding between the Record Date and earliest of the Distribution Date and the Expiration Date (as defined below). The terms of the Rights are set forth in the Rights Plan.

This summary of the Rights provides only a general description of the Rights Plan, and thus, should be read together with the entire Rights Plan, which has been filed as an exhibit to this registration statement on Form 8-A, and is incorporated herein by reference.

Our Board adopted the Rights Plan in an effort to protect the Company from potential adverse consequences arising under Section 382 (“Section 382”) of the Internal Revenue Code, as amended (the “Code”), such adverse consequences including a significant reduction in the annual utilization of the Company’s net operating loss carryforwards (“NOLs”) and built-in losses and the impairment or loss of the NOLs and built-in losses prior to their use. We have experienced and may continue to experience substantial operating losses, and under the Code and rules promulgated by the Internal Revenue Service, we may “carry forward” these losses in certain circumstances to offset any current and future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, we believe that we will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to us. However, if we experience an “Ownership Change,” as defined in Section 382, our ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights. Subject to the terms, provisions and conditions of the Rights Plan, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth (subject to adjustment) of a share of our Series A Junior Participating Preferred Stock, no par value (the “Preferred Stock”), at a purchase price of $38.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment (the “Purchase Price”). The Preferred Stock may be issued in fractions of a share which will entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Preferred Stock.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Acquiring Person. Under the Rights Plan, an “Acquiring Person” is any person who, together with all affiliates and associates from the date of the Rights Plan, is the beneficial owner of 4.99% or more of the Common Stock then outstanding. An Acquiring Person does not include (i) an “Exempt Person” (as defined below), (ii) any person that becomes the beneficial owner of 4.99% or more of the Common Stock solely as a result of equity compensation awards granted to such person by the Company or as a result of an adjustment to the number of shares of Common Stock represented by such equity compensation award pursuant to the terms thereof, unless and until such time as such person or one or more of its affiliates or associates thereafter acquires beneficial ownership of one additional share of Common Stock (other than Common Stock acquired as described in clause this (ii) or pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or reclassification of the outstanding Common Stock), or (iii) any Existing Holder (as defined below), unless and until such time as such Existing Holder shall become the beneficial owner of (A) a percentage of the Common Stock then outstanding that is more than the aggregate percentage of the outstanding Common Stock that such Existing Holder Beneficially Owns immediately prior to the first public announcement of the adoption of this Agreement plus an amount equal to an additional 0.5% of the outstanding Common Stock (such aggregate amount being the “Exempt Ownership Percentage”) (excluding any shares of Common Stock acquired after the first public announcement of the adoption of this Plan in the manner described in the immediately preceding clause (ii) or pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or reclassification of the outstanding Common Stock) or (B) less than 4.99% of the Common Stock then outstanding (after which time, if such person shall be the beneficial owner of 4.99% or more of the Common Stock then outstanding (other than by virtue of acquiring beneficial ownership of any shares of Common Stock in the manner described in the immediately preceding clause (ii) or pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or reclassification of the outstanding Common Stock), such person shall be or become deemed an Acquiring Person).

No person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such person to 4.99% (or, in the case of an Existing Holder, the Exempt Ownership Percentage) or more of the Common Stock then outstanding; provided, however, that if a person becomes the beneficial owner of 4.99% (or, in the case of an Existing Holder, the Exempt Ownership Percentage) or more of the Common Stock then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the beneficial owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such person shall be deemed to be an “Acquiring Person” unless, upon becoming the beneficial owner of such additional Common Stock, such person does not beneficially own 4.99% (or, in the case of an Existing Holder, the Exempt Ownership Percentage) or more of the Common Stock then outstanding.

If the Board determines in good faith that a person who would otherwise be an “Acquiring Person,” has become such inadvertently (including, without limitation, because (A) such person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such person to be an “Acquiring Person” or (B) such person was aware of the extent of its beneficial ownership of Common Stock but had no actual knowledge of the consequences of such beneficial ownership under the Rights Plan), and such person divests as promptly as practicable (as determined in good faith by the Board) a sufficient number of shares of Common Stock so that such person would no longer be an Acquiring Person, then such person shall not be deemed to be or have become an Acquiring Person at any time for any purposes of the Rights Plan. For all purposes of the Rights Plan, any calculation of the number of shares of Common Stock outstanding at any particular time, for purposes of determining the particular percentage of such outstanding Common Stock of which any person is the beneficial owner, shall be made pursuant to and in accordance with Section 382.

“Existing Holder” means any person, immediately prior to the first public announcement of the adoption of the Rights Plan, is the beneficial owner of 4.99% or more of the Common Stock then outstanding, together with any affiliates and associates of such person.

“Exempt Person” means (i) the Company, any Subsidiary of the Company, in each case including, without limitation, the officers and board of directors thereof acting in their fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company, (ii) any person deemed to be an “Exempt Person” in accordance with the Rights Plan, (iii) any other person whose beneficial ownership (together with all affiliates and associates of such person) of shares in excess of 4.99% of the then-outstanding Common Stock (or, in the case of an Existing Holder, shares of Common Stock in excess of the Exempt Ownership Percentage) will not, as determined by the Board in its sole discretion, jeopardize or endanger the value or availability to the Company of the Company’s tax attributes, and (iv) any other person if the Board has determined in good faith that such person shall be an “Exempt Person”; provided, however, that any person deemed to be an “Exempt Person” pursuant to subclauses (ii) or (iii) will cease to be an “Exempt Person” if the Board thereafter makes a determination that such person’s beneficial ownership (together with all Affiliates and Associates of such person) would, notwithstanding its prior determination to the contrary, jeopardize or endanger the value or availability to the Company of the tax attributes.

Exercisability. Until the earlier to occur of (i) the tenth business day following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or (ii) ten business days (or such later date as may be determined by action of the Board of prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in any person becoming an Acquiring Person (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate (or, with respect to any shares of Common Stock held in book entry form, by the notation in book entry) together with a copy of the related summary of rights.

Any transfer of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, the Rights may be transferred other than in connection with the transfer of the underlying shares of Common Stock.

After the time at which a person becomes an Acquiring Person (the “Trigger Event”) upon expiration of the redemption period, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise at a price per Right equal to the then current Purchase Price multiplied by the number of one-thousandths of a share of Preferred Stock for which a right is then exercisable, in accordance with the terms of the Rights Plan and in lieu of Preferred Stock, such number of shares of Common Stock which equals the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-thousandths of a share of Preferred Stock for which a Right is then exercisable and (y) dividing that product by 50% of the current per share market price of the Common Stock on the first date of the occurrence of the, or the date of the first public announcement of the Trigger Event.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Exchange of Common Stock for Rights. After the occurrence of a Trigger Event and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

Expiration. The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) the close of business on April 13, 2023, (ii) the close of business on the date of the Company’s 2020 annual meeting of stockholders if a proposal soliciting stockholder approval of this Plan is not included in the proxy statement related to the Company’s 2020 Annual Meeting and approved by the affirmative vote of a majority of the votes cast in person or represented by proxy and entitled to vote on such proposal, (iii) the time at which the Rights are redeemed as provided in Plan, (iv) the time at which the Rights are exchanged as provided in the Plan, (v) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in the Plan, (vi) the close of business on the effective date of the repeal of Section 382 of the Code if the Board determines that this Plan is no longer necessary or desirable for the preservation of the tax attributes or (vii) the close of business on the first day of a taxable year of the Company to which the Board determines that no tax attributes may be carried forward or otherwise utilized.

Redemption. The Board may, at its option, at any time prior to the earlier of (a) the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 4.99% or more of the Common Stock, and (b) April 13, 2023, redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction occurring after the date hereof (the “Redemption Price”), and the Company may, at its option, pay the Redemption Price in Common Stock (based on the current per share market price at the time of redemption), cash or any other form of consideration deemed appropriate by the Board. The redemption of the Rights by the Board may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish.

Rights of Preferred Stock. Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $10.00 per share (plus any accrued but unpaid dividends), provided that such holders of the Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. Preferred Stock will not be redeemable. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Anti-Dilution Provisions. The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Amendments. For so long as the Rights are then redeemable, the Company may in its sole and absolute discretion supplement or amend any provision of the Rights Plan in any respect without the approval of any holders of Rights or Common Stock. From and after the time that the Rights are no longer redeemable, the Company may from time to time supplement or amend the Rights Plan without the approval of any holders of Rights (i) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein or (ii) to make any other changes or provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable, including but not limited to extending the final expiration date of the Rights; provided, however, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an affiliate or associate of an Acquiring Person), and no such supplement or amendment may cause the Rights again to become redeemable or cause the Rights Plan again to become amendable as to an Acquiring Person or an affiliate or associate of an Acquiring Person other than in accordance with this sentence; provided further, that the right of the Board to extend the Distribution Date shall not require any amendment or supplement hereunder.

Anti-Takeover Effects

While intended to reduce the risk of an “ownership change” within the meaning of Section 382, and thereby preserve the current ability of the Company to utilize NOLs, the Rights could have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who becomes an Acquiring Person on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may exempt such merger or business combination from the Rights Plan. In addition, the Rights may be redeemed by the Company at $.001 per Right at any time prior to the close of business on the tenth business day after there has been a public announcement, or resolution of the Board confirming, that a person or group has become an Acquiring Person.

A copy of the Rights Plan is filed as Exhibit 4.1 to this Form 8-A. The foregoing summary description of the Rights Plan is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

Exhibit No.	Description

4.1	Tax Benefits Preservation Plan by and between the Company and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent, dated as of April 13, 2020, which includes the Form of Certificate of Designations as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C. Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed April 14, 2020.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TIDEWATER INC.

By:	/s/ Quintin V. Kneen
Name:	Quintin V. Kneen
Title:	President, Chief Executive Officer and Director

Dated: April 14, 2020

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